

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 22, 2016

Via E-mail
Phillip LoPresti
Chief Executive Officer
Everspin Technologies, Inc.
1347 N. Alma School Road Suite 220
Chandler, Arizona 85224

> **Re: Everspin Technologies, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 8, 2016**
> **CIK No. 0001438423**

Dear Mr. LoPresti:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2016 letter.

Prospectus Summary, page 1

1.   We note your response to our prior comment number 1. Please revise to indicate the parameters by which you selected the named customers, and explain to us how NXP does not fit into the parameters you have described.

Management's Discussion and Analysis, page 43

2.   We note that your North American revenue declined in fiscal year 2015 as compared to fiscal year 2014 and in the fiscal quarter ended March 31, 2016 as compared to the fiscal

quarter ended March 31, 2015. Please revise the fourth paragraph on page 43 to clarify the reasons for these declines. Also, to the extent this represents a material trend or uncertainty, please expand your disclosure to discuss. See Regulation S-K, Item 303(a)(3)(ii).

Business, page 61

Limitations of Existing and Emerging Memory Solutions, page 62

3.   We note your revisions in response to prior comment 9. Please tell us whether any of the emerging memory technologies disclosed on page 62 offer any advantages to your products, and, if so, please disclose.

You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Matthew B. Hemington, Esq.
    Cooley LLP